UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Sarcos Technology and Robotics Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

80359A106
(CUSIP Number)

September 15, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80359A106
1		NAMES OF REPORTING PERSONS
DIG Investment XVIII AB
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒*
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
6,342,858**
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
6,342,858**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,342,858**
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.1%***
12		TYPE OF REPORTING PERSON
FI

*This Schedule 13G is filed by DIG Investments XVIII AB (“DIG XVIII AB”), DIG Investment Sweden AB (“DIG Sweden AB”), DIG Investment XI AB (“DIG XI AB”), Haga Gard LLC (“Haga Gard LLC”) and Martin Söderström (“Martin”) (DIG XVIII AB, DIG Sweden AB, DIG XI AB, Haga Gard LLC and Martin, collectively being the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

**The shares are held as follows: (i) 6,232,569 shares held of record by DIG XVIII AB, (ii) 3,400 shares held of record by DIG Sweden AB, (iii) 18,431 shares held of record by DIG XI AB, and (iv) 88,458 shares held of record by Haga Gard LLC. Martin has voting and investment control over the shares held by DIG XVIII AB, DIG Sweden AB, DIG XI AB, and Haga Gard LLC and may be deemed to beneficially own such shares. Martin does not directly own any securities of the Issuer.

***Percentage ownership based on 154,800,000 shares of Common Stock of the Issuer outstanding as of July 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

CUSIP No. 80359A106
1		NAMES OF REPORTING PERSONS
DIG Investment Sweden AB
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒*
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
6,342,858**
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
6,342,858**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,342,858**
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.1%***
12		TYPE OF REPORTING PERSON
FI

*This Schedule 13G is filed by DIG Investments XVIII AB (“DIG XVIII AB”), DIG Investment Sweden AB (“DIG Sweden AB”), DIG Investment XI AB (“DIG XI AB”), Haga Gard LLC (“Haga Gard LLC”) and Martin Söderström (“Martin”) (DIG XVIII AB, DIG Sweden AB, DIG XI AB, Haga Gard LLC, and Martin, collectively being the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

**The shares are held as follows: (i) 6,232,569 shares held of record by DIG XVIII AB, (ii) 3,400 shares held of record by DIG Sweden AB, (iii) 18,431 shares held of record by DIG XI AB, and (iv) 88,458 shares held of record by Haga Gard LLC. Martin has voting and investment control over the shares held by DIG XVIII AB, DIG Sweden AB, DIG XI AB and Haga Gard LLC and may be deemed to beneficially own such shares. Martin does not directly own any securities of the Issuer.

***Percentage ownership based on 154,800,000 shares of Common Stock of the Issuer outstanding as of July 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August  9, 2022.

CUSIP No. 80359A106
1		NAMES OF REPORTING PERSONS
DIG Investment XI AB
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒*
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
6,342,858**
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
6,342,858**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,342,858**
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.1%***
12		TYPE OF REPORTING PERSON
FI

*This Schedule 13G is filed by DIG Investments XVIII AB (“DIG XVIII AB”), DIG Investment Sweden AB (“DIG Sweden AB”), DIG Investment XI AB (“DIG XI AB”), Haga Gard LLC (“Haga Gard LLC”) and Martin Söderström (“Martin”) (DIG XVIII AB, DIG Sweden AB, DIG XI AB, Haga Gard LLC and Martin, collectively being the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

**The shares are held as follows: (i) 6,232,569 shares held of record by DIG XVIII AB, (ii) 3,400 shares held of record by DIG Sweden AB, (iii) 18,431 shares held of record by DIG XI AB, and (iv) 88,458 shares held of record by Haga Gard LLC. Martin has voting and investment control over the shares held by DIG XVIII AB, DIG Sweden AB, DIG XI AB and Haga Gard LLC and may be deemed to beneficially own such shares. Martin does not directly own any securities of the Issuer.

***Percentage ownership based on 154,800,000 shares of Common Stock of the Issuer outstanding as of July 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

CUSIP No. 80359A106
1		NAMES OF REPORTING PERSONS
Haga Gard LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒*
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
6,342,858**
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
6,342,858**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,342,858**
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.1%***
12		TYPE OF REPORTING PERSON
CO

*This Schedule 13G is filed by DIG Investments XVIII AB (“DIG XVIII AB”), DIG Investment Sweden AB (“DIG Sweden AB”), DIG Investment XI AB (“DIG XI AB”), Haga Gard LLC (“Haga Gard LLC”) and Martin Söderström (“Martin”) (DIG XVIII AB, DIG Sweden AB, DIG XI AB, Haga Gard LLC and Martin, collectively being the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

**The shares are held as follows: (i) 6,232,569 shares held of record by DIG XVIII AB, (ii) 3,400 shares held of record by DIG Sweden AB, (iii) 18,431 shares held of record by DIG XI AB, and (iv) 88,458 shares held of record by Haga Gard LLC. Martin has voting and investment control over the shares held by DIG XVIII AB, DIG Sweden AB, DIG XI AB and Haga Gard LLC and may be deemed to beneficially own such shares. Martin does not directly own any securities of the Issuer.

***Percentage ownership based on 154,800,000 shares of Common Stock of the Issuer outstanding as of July 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

CUSIP No. 80359A106
1		NAMES OF REPORTING PERSONS
Martin Söderström
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒*
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
6,342,858**
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
6,342,858**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,342,858**
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.1%***
12		TYPE OF REPORTING PERSON
IN

*This Schedule 13G is filed by DIG Investments XVIII AB (“DIG XVIII AB”), DIG Investment Sweden AB (“DIG Sweden AB”), DIG Investment XI AB (“DIG XI AB”), Haga Gard LLC (“Haga Gard LLC”) and Martin Söderström (“Martin”) (DIG XVIII AB, DIG Sweden AB, DIG XI AB, Haga Gard LLC and Martin, collectively being the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
**The shares are held as follows: (i) 6,232,569 shares held of record by DIG XVIII AB, (ii) 3,400 shares held of record by DIG Sweden AB, (iii) 18,431 shares held of record by DIG XI AB, and (iv) 88,458 shares held of record by Haga Gard LLC. Martin has voting and investment control over the shares held by DIG XVIII AB, DIG Sweden AB, DIG XI AB, and Haga Gard LLC and may be deemed to beneficially own such shares. Martin does not directly own any securities of the Issuer.
***Percentage ownership based on 154,800,000 shares of Common Stock of the Issuer outstanding as of July 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

Explanatory Note:

The Statement on Schedule 13 G originally filed with the Securities and Exchange Commission on June 2, 2022, by the persons named therein, is hereby amended and restated by this Amendment No. 1.
Item 1(a).  Name of Issuer:

Sarcos Technology and Robotics Corporation

Item 1(b).  Address of Issuer’s Principal Executive Offices:

360 Wakara Way
Salt Lake City, Utah 84108
Item 2(a).  Name of Person Filing

1.	DIG Investment XVIII AB
2.	DIG Investment Sweden AB
3. 4.	DIG Investment XI AB Haga Gard LLC
5.	Martin Söderström

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address of the Reporting Persons is Box 55998, 102 16 Stockholm, Sweden

Item 2(c).  Citizenship:

See Row 4 of cover page for each Reporting Person.

Item 2(d).  Title of Class of Securities.

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).  CUSIP Number:

80359A106

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.  Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2022	DIG INVESTMENT XVIII AB

By: /s/ Martin Söderström
Name: Martin Söderström
Title: Director

DIG INVESTMENT SWEDEN AB

By: /s/ Martin Söderström
Name: Martin Söderström
Title: Director

DIG INVESTMENT XI AB

By: /s/ Martin Söderström
Name: Martin Söderström
Title: Director

HAGA GARD LLC By: /s/ Martin Söderström Name: Martin Söderström Title: Director
MARTIN SÖDERSTRÖM

/s/ Martin Söderström

EXHIBITS

A: Joint Filing Agreement

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Sarcos Technology and Robotics Corporation and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 28th day of September, 2022.

DIG INVESTMENT XVIII AB

By: /s/ Martin Söderström
Name: Martin Söderström
Title: Director

DIG INVESTMENT SWEDEN AB

By: /s/ Martin Söderström
Name: Martin Söderström
Title: Director

DIG INVESTMENT XI AB

By: /s/ Martin Söderström
Name: Martin Söderström
Title: Director

HAGA GARD LLC By: /s/ Martin Söderström Name: Martin Söderström Title: Director
MARTIN SÖDERSTRÖM

/s/ Martin Söderström